SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

AFP Imaging Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

1058106

(CUSIP Number)

Kenneth Parzygnat
ComVest Capital, LLC
City Place Tower
525 Okeechobee Blvd., Suite 1050
West Palm Beach, Florida 33401
Telephone: (561) 727-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 22, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note.  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 1058106	13D	Page 2 of 8 Pages

1		NAMES OF REPORTING PERSONS ComVest Capital, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)		(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,282,200 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,282,200 Shares
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,282,200 Shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 51.8% of Common Stock
14		TYPE OF REPORTING PERSON (see instructions) OO (Limited Liability Company)

CUSIP No. 1058106	13D	Page 3 of 8 Pages

1		NAMES OF REPORTING PERSONS ComVest Capital Management, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)		(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,282,200 Shares (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,282,200 Shares (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,282,200 Shares (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 51.8% of Common Stock
14		TYPE OF REPORTING PERSON (see instructions) OO (Limited Liability Company)

(1) ComVest Capital Management, LLC may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by ComVest Capital, LLC because ComVest Capital Management, LLC is the managing member of ComVest Capital, LLC.

CUSIP No. 1058106	13D	Page 4 of 8 Pages

1		NAMES OF REPORTING PERSONS Michael S. Falk
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)		(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,282,200 Shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,282,200 Shares (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,282,200 Shares (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 51.8% of Common Stock
14		TYPE OF REPORTING PERSON (see instructions) IN

(1) Mr. Falk may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by ComVest Capital, LLC because he is the co-managing member of ComVest Capital Management, LLC.  The filing of this Schedule 13D and any future amendment by Mr. Falk, and the inclusion of information herein and therein with respect to Mr. Falk, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest.  Mr. Falk disclaims any beneficial ownership of the shares of Common Stock covered by this Statement.

CUSIP No. 1058106	13D	Page 5 of 8 Pages

1		NAMES OF REPORTING PERSONS Robert L. Priddy
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)		(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,282,200 Shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,282,200 Shares (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,282,200 Shares (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 51.8% of Common Stock
14		TYPE OF REPORTING PERSON (see instructions) IN

(1) Mr. Priddy may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by because ComVest Capital, LLC because he is the co-managing member of ComVest Capital Management, LLC.  The filing of this Schedule 13D and any future amendment by Mr. Priddy, and the inclusion of information herein and therein with respect to Mr. Priddy, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest.  Mr. Priddy disclaims any beneficial ownership of the shares of Common Stock covered by this Statement.

CUSIP No. 1058106	13D	Page 6 of 8 Pages

Item 1.  Security and Issuer.

 The name of the issuer is AFP Imaging Corporation, a New York corporation (the “Issuer”).   The Issuer’s principal executive offices are located at 250 Clearbrook Road, Elmsford, New York 10523.  The title of the class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock of the Issuer, par value $.01 per share (the “Common Stock”).

Item 2.  Identity and Background.

(a), (b), (c) and (f) This Schedule 13D is filed by ComVest Capital, LLC (“ComVest”), ComVest Capital Management, LLC (“Management”), Michael S. Falk and Robert L. Priddy (collectively, the “Reporting Persons”).  The business address of the reporting persons is ComVest Capital, LLC, City Place Tower, 525 Okeechobee Boulevard, Suit 1050, West Palm Beach, FL 33401.  The principal business of the Reporting Persons is investing in middle-market companies.  Capital and Management are organized as limited liability companies under the laws of the State of Delaware.  Messrs. Falk and Priddy are citizens of the United States of America.

(d) and (e). During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

As of the date hereof, the Reporting Person beneficially owns a warrant to purchase an aggregate of 19,282,200 shares of Common Stock and an exercise price of $ 0.01 per share (the “Warrant”).  The Warrant was acquired in connection with an amendment to a pre-existing loan agreement and the purchase of a Subordinated Promissory Note (the “New Note”) purchased on June 22, 2009 from the Issuer for an aggregate of $1 million.

Item 4.   Purpose of Transaction

In April 2007, the ComVest entered into a Revolving Credit and Term Loan Agreement with the Issuer (the “Original Agreement”), which included both a convertible term note and a revolver. The Reporting Persons filed a Schedule 13G on April 20, 2007 to report the securities acquired in connection with the Original Agreement. On June 22, 2009, ComVest amended the Original Agreement so that, among other things, the term note originally issued in connection with the Original Agreement was amended to reflect a new $4,567,824.09 principal amount (the “Amended Term Note”).  The interest rate on the Amended Term Note remains at 10%, the full principal is due June 30, 2011, and the Amended Term Note is no longer convertible into Common Stock.

In connection with the transaction, the Issuer issued to ComVest the New Note and the Warrant (as described in Item 3 above).  The 800,000 warrants previously issued by the Issuer to ComVest in April 2007 were cancelled.  Additionally, a nominee of the Reporting Persons, was appointed to the Board of Directors of the Issuer.

CUSIP No. 1058106	13D	Page 7 of 8 Pages

The Reporting Persons entered into the transaction in the ordinary course of business for investment purposes.  The Reporting Persons are filing this Schedule 13D in accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, in order to supersede their previously filed Schedule 13G.  Other than as set forth in this Item 4, none of the Reporting Persons have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis, and may seek to engage in discussions with other shareholders and/or with management and the Board concerning the business, operations or future plans of the Issuer.  Additionally, the Reporting Persons may, from time to time and at any time, make additional loans to the Issuer, acquire additional warrants or shares of Common Stock of the Issuer in the open market or otherwise, and reserve the right to dispose of any or all of their shares in the open market or otherwise, at any time and from time to time.

Item 5.   Interest in Securities of the Issuer

(a) and (b)    The Reporting Persons beneficially own Common Shares as follows:

Name	Number of shares of Common Stock	Sole or Shared Voting(2)	Sole or Shared Dispositive(2)	% of Total Outstanding(1)

ComVest	19,282,200	Sole	Sole	51.8%

Management	19,282,200	Sole	Sole	51.8%

Falk	19,282,200	Shared	Shared	51.8%

Priddy	19,282,200	Shared	Shared	51.8%

Total:	19,282,200			51.8%

(1)  The calculation of the percentage is based on 17,928,800 shares of common stock outstanding as of May 12, 2009, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009, filed with the Securities and Exchange Commission on May 14, 2009.

(2)  ComVest directly beneficially owns the securities identified above in the form of direct ownership of the Warrant.  Management is the managing member of ComVest and may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that ComVest beneficially owns.  Management, as the managing member of ComVest, has the sole power to direct the voting and disposition of the shares of Common Stock that Management beneficially owns.  Messrs. Falk and Priddy are the co-managing members of Management and, accordingly, each of Messrs. Falk and Priddy may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that Management may be deemed to beneficially own.  Each of Messrs. Falk and Priddy, as a co-managing member of Management, shares with the other the power to direct the voting and disposition of the shares of Common Stock that Management may be deemed to beneficially own.

(c)           No Reporting Person has effected any transactions with respect to the Common Stock in the past 60 days, other than the transaction reported herein.

(d)           No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.

(e)           Not applicable.

CUSIP No. 1058106	13D	Page 8 of 8 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 22, 2009, ComVest entered into an Equity Incentive Agreement with BioWave Innovations, LLC (“BioWave”).  Under that agreement, in order to incentivize BioWave to cause the Issuer to reduce the Issuer’s loan obligations to ComVest, ComVest agreed to assign to BioWave a portion of the Warrant if and when the Issuer makes certain repayments of the principal on the outstanding loans.

Item 7.   Material to be Filed as Exhibits

Exhibit 1 Joint Filing Agreement dated as of July 1, 2009.

Exhibit 2 Equity Incentive Agreement between ComVest and BioWave.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of July 1, 2009

ComVest Capital, LLC

By: /s/ Cecilio Rodriguez_
Name:  Cecilio Rodriguez
Title:    Chief Financial Officer

ComVest Capital Management, LLC

By:/s/ Cecilio Rodriguez_
Name:  Cecilio Rodriguez
Title:    Chief Financial Officer

/s/ Michael S. Falk
Michael S. Falk, Individually

/s/ Robert L. Priddy
Robert L. Priddy, Individually